Exhibit 77 C

PROXY RESULTS

Dreyfus Institutional Cash Advantage Fund held a special meeting of shareholders on July 6, 2010.  The proposal considered at the meeting and the results are as follows:

		Shares
	For	Against	Abstain
1. To approve an amended
Management Agreement between
the Company, on behalf of the
fund, and the Manager	11,080,920,437	2,372,393,573	1,321,227,060